Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (“Energy Fuels”)
2 Toronto Street, Suite 500
Toronto, Ontario
M5C 2B6

2.	Date of Material Change:

January 5, 2015

3.	News Release:

A news release announcing this material change was issued on January 5, 2015 through Marketwire and a copy was filed on SEDAR.

4.	Summary of Material Change:

On January 5, 2015, Energy Fuels announced the signing of a definitive agreement (the “Definitive Agreement”) with Uranerz Energy Corporation (“Uranerz”) pursuant to which Energy Fuels will acquire all of the issued and outstanding shares of common stock of Uranerz (the “Transaction”). Under the terms of the Definitive Agreement, shareholders of Uranerz will receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held.

5.	5.1 - Full Description of Material Change:

On January 5, 2015, Energy Fuels announced the signing of the definitive agreement pursuant to which Energy Fuels will acquire all of the issued and outstanding shares of common stock of Uranerz. Under the terms of the Definitive Agreement, shareholders of Uranerz will receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held.

Unique Position in the United States’ Nuclear Power Market

The combination of Energy Fuels and Uranerz will result in the creation of the largest integrated uranium production company focused solely on the United States. Energy Fuels, after completing the Transaction, is referred to in this release as the “Company”. The United States is the largest consumer of uranium globally, with 100 nuclear reactors currently in operation and five under construction. Yet, despite being the World’s largest producer of uranium as recently as the early 1980s, the U.S. is now heavily reliant on imported uranium to fuel its reactor fleet. Energy Fuels and Uranerz believe that the Company will be well-positioned, in terms of size, operational scale and diversification, as a preferred U.S. uranium supplier.

Based on the current share price of Energy Fuels, the Company will be the largest publicly-traded uranium company by market capitalization operationally focused and listed in the U.S. This is expected to increase exposure to both institutional and retail investors globally, as well as increase the likelihood of the combined company (subject to market conditions) being included and/or receiving greater weightings in certain indices, such as the Russell 3000 Index, as well as certain Exchange Traded Funds such as the Global X Uranium ETF (NYSE: URA).

Large and Diversified Combined Operations

Energy Fuels is currently well-positioned as the 2nd largest supplier of uranium within the U.S. It currently accounts for about 20% of U.S. uranium production from its wholly-owned White Mesa uranium mill, the only licensed and operating conventional uranium mill in the U.S. Uranerz is the newest uranium producer in the U.S., located in one of the most prolific areas of uranium production in the U.S. Uranerz recently commenced production at its Nichols Ranch ISR Uranium Project and holds one of the largest prospective land positions for in-situ recovery (“ISR”) amenable deposits in Wyoming. The Company will have a combined ISR and conventional asset base, unique in its scope and scalability, extending from the ISR-amenable Powder River Basin of Wyoming (the “Basin”) to the conventional uranium mining districts of New Mexico, Colorado, Utah and Arizona. ISR uranium production in the Basin is acknowledged as a source of relatively lower cost uranium production, and large multi-national companies such as Cameco Corporation and Uranium One Inc. are active in the Basin. The combined asset base of the Company, anchored by two distinct production centers, will be better positioned to create shareholder value in the current low uranium price environment while maintaining what Energy Fuels and Uranerz believe is substantial organic production growth potential at higher uranium prices.

Uranium Supply Contract Portfolio

The Company expects to have a total of six uranium supply contracts with terms that extend into 2020. In 2015 alone, these contracts require approximately one million pounds of uranium to be delivered at an average price of approximately US$58 per pound, a premium of approximately 63% above the uranium spot price of US$35.50 per pound as at the date of announcement of the Transaction. This combined contract portfolio will position the Company to maximize revenues in the current low uranium price environment.

Transaction Details

Based on the current common shares outstanding of both Energy Fuels and Uranerz, Energy Fuels shareholders will own approximately 45% of the shares of the Company upon completion of the Transaction, and Uranerz shareholders will own approximately 55% of the common shares of the Company. Based on the January 2, 2015 closing prices on the NYSE MKT and the 20-day volume-weighted average prices on the NYSE MKT through to January 2, 2015, the Transaction represents a 37% and 46% premium, respectively, to Uranerz shareholders.

The Transaction will be carried out by way of a merger of Uranerz with, and into, a subsidiary of Energy Fuels under Nevada law. The Transaction will be subject to the approval of a majority of the holders of the outstanding common shares of Uranerz, as well a majority of the votes cast by Uranerz shareholders, excluding directors and officers of Uranerz, at a special meeting to be called by Uranerz to consider the Transaction. Pursuant to the rules of the Toronto Stock Exchange, the Transaction is also subject to the approval of at least a majority of the votes cast by Energy Fuels shareholders at a special meeting to be called by Energy Fuels to consider the Transaction. In addition, pursuant to the Definitive Agreement, the completion of the Transaction is conditional upon a number of items, including, without limitation, the shareholder approvals referred to above, receipt of all necessary regulatory approvals, and other customary conditions to closing.

Upon closing of the Transaction, Uranerz will nominate Dennis Higgs, Glenn Catchpole and Paul Saxton as directors to join the Board of Directors of Energy Fuels. The executive management of the Company will continue to be led by Energy Fuels’ existing management team, with key Uranerz executive team members being retained to continue to manage and operate the Wyoming operations. The executive officers and the Boards of Directors of both Energy Fuels and Uranerz have agreed to enter into support agreements to, among other things, vote their shares in favor of the Transaction. The Boards of Directors of both Energy Fuels and Uranerz have each resolved to recommend that their respective shareholders vote in favor of the Transaction.

The Definitive Agreement contains customary deal support provisions, including a reciprocal break fee of US$5,000,000 payable if the Transaction is not completed under certain circumstances. In addition, the Definitive Agreement includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise.

Uranerz’ outstanding options and warrants will be adjusted in accordance with their terms, such that the number of Energy Fuels shares received upon exercise and the exercise price will reflect the exchange ratio described above.

The Transaction is expected to be completed in the second quarter of 2015 or such other date as the parties may agree. Special meetings of the shareholders of Uranerz and Energy Fuels to approve the Transaction will each be held at a time yet to be determined, though expected to be in the second quarter of 2015.

Upon completion of the Transaction, Uranerz’ common stock will cease trading on the NYSE MKT and the TSX, and the Company common shares are expected to trade on the TSX and NYSE MKT markets.

The Definitive Agreement is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov for Energy Fuels. Copies of Energy Fuels’ management information circular and Uranerz’ Schedule 14A Proxy Statement and certain related documents will be sent to shareholders and filed with the SEC and Canadian securities regulators on SEDAR and EDGAR when available.

Advisors & Counsel

Cantor Fitzgerald Canada Corp. is acting as financial adviser to Energy Fuels and its Board of Directors. Borden Ladner Gervais LLP and Dorsey & Whitney LLP are acting as legal counsel to Energy Fuels. Roth Capital Partners LLC has provided a fairness opinion to the Board of Directors of Energy Fuels.

Haywood Securities Inc. is acting as financial adviser to Uranerz and its Board of Directors. McMillan LLP is acting as legal adviser to Uranerz. An independent committee (the “Special Committee”) was formed by the Uranerz Board of Directors to review and make a recommendation on the Transaction. Gibson, Dunn & Crutcher LLP acted as legal counsel to the Special Committee. Euro Pacific Canada Inc. has provided a fairness opinion to the Special Committee.

5.2 - Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:

David Frydenlund,
Senior Vice President, General Counsel & Corporate Secretary

(303) 389-4130

9.	Date of Report:

January 14, 2015